UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SCICLONE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

80862K104

(CUSIP Number)

Ms. Shirley Lin
Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue
Beijing 100004, People’s Republic of China
Phone: +86 10 5961-1212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Trade Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,116
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,750,116
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14.	TYPE OF REPORTING PERSON CO

1. Percentage calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 9, 2016.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL China Opportunities Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,116
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,750,116
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14.	TYPE OF REPORTING PERSON PN

1. Percentage calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 9, 2016.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Capital Management GP L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,116
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,750,116
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14.	TYPE OF REPORTING PERSON PN

1. Percentage calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 9, 2016.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Capital Management GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,116
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,750,116
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14.	TYPE OF REPORTING PERSON CO

1. Percentage calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 9, 2016.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Partners Capital Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,750,116
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,750,116

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14.	TYPE OF REPORTING PERSON CO

1. Percentage calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 9, 2016.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: Zhenfu Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,750,116
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,750,116

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14.	TYPE OF REPORTING PERSON IN

1. Percentage calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 9, 2016.

INTRODUCTORY NOTE

This amendment No. 7 (this “Amendment No. 7”) relates to the common stock, par value $0.001 each (the “Common Stock”), issued by SciClone Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”). This Amendment No. 7 is being filed jointly by GL Trade Investment Limited (“GL Trade”), GL China Opportunities Fund L.P. (“GL Fund”), GL Capital Management GP L.P. (“GL Capital”), GL Capital Management GP Limited (“GL Management”), GL Partners Capital Management Limited (“GL Partners”), and Mr. Zhenfu Li (collectively, the “Reporting Persons”) pursuant to their Joint Filing Agreement dated as of November 19, 2012, filed with the Schedule 13D as Exhibit 99.1 and incorporated herein by reference.

This Amendment No. 7 amends and supplements the statement on the Schedule 13D filed on November 19, 2012, November 21, 2013, August 17, 2015, August 21, 2015, February 9, 2016, February 22, 2016 and November 14, 2016, respectively (the “Schedule 13D”), on behalf of the Reporting Persons with the United States Securities and Exchange Commission. Except as provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

On February 17, 2017, GL Management, on behalf of the Consortium, entered into a joinder agreement with Avengers Limited and Boying Investments Limited, pursuant to which each of Avengers Limited and Boying Investments Limited became a party to the Consortium Agreement as a member of the Consortium. References to “Consortium” after February 17, 2017 shall include Avengers Limited and Boying Investments Limited. As of the date of this Amendment No. 7, to the knowledge of the Reporting Persons, neither does Avengers Limited, Boying Investments Limited, nor any of their respective affiliates beneficially own any shares of Common Stock.

Avengers Limited, established in Cayman Islands, is wholly owned by CDH Fund V, L.P., which is one of the five USD-denominated funds that CDH Investments manages. Established in 2002, CDH Investments is one of the largest alternative asset management institutions today with over US$20 billion in assets under management. CDH’s private equity arm is one of the most influential private equity funds focused on China. Currently, it manages five USD-denominated funds and two RMB-denominated funds, with cumulative assets under management in excess of US$10.5 billion.

Boying Investments Limited, established in British Virgin Islands, is a wholly owned limited company of Mr. Weihang Zhu. Boying Investments Limited is the USD-denominated overseas investment platform of Mr. Weihang Zhu.

On February 17, 2017, each of ABG Management Limited and Jade Park Investments Limited delivered a termination notice to GL Management, pursuant to which each withdrew from the Consortium with immediate effect from such date. References to “Consortium” after February 17, 2017 shall not include ABG Management Limited and Jade Park Investments Limited. Upon such withdrawal, any “group” (as such term is used in Rule 13d-5(b)) that may have existed among any or all of the Reporting Persons, on the one hand, and either or both of ABG Management Limited or Jade Park Investments Limited, on the other hand, was terminated.

The Consortium intends to continue pursuing the Acquisition.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2017

GL Trade Investment Limited

By:	/s/ Hu Chou Hui
	Name:	Hu Chou Hui
	Title:	Director

GL China Opportunities Fund L.P.
By:	GL Capital Management GP L.P., its General Partner
By:	GL Capital Management GP Limited, its General Partner

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Chief Executive Officer

GL Capital Management GP L.P.
By:	GL Capital Management GP Limited, its General Partner

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Chief Executive Officer

GL Capital Management GP Limited

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Director

GL Partners Capital Management Limited

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Director

Mr. Zhenfu Li

By:	/s/ Zhenfu Li

[Signature Page to Schedule 13D]